SAB MILLER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington
DC 20549-0213
United States of America

07026299

SABMiller plc
SABMiller House
Church Street West
Woking Surrey GU21 6HS
United Kingdom

Tel +44 (0)1483 264000
Fax +44 (0)1483 264117
www.sabmiller.com

17 August 2007

Re: Amendment to Rule 12g3-2(b) Application

SUPPL

Dear Sirs,

Pursuant to Rule 12g3-2(f)(2) under the US Securities Exchange Act of 1934, as amended, on behalf of SABMiller plc (File number 82-4938), I am writing to inform you that SABMiller plc will be publishing the information required under Rule 12g3-2(b)(1)(iii) on SABMiller's web site www.sabmiller.com in lieu of furnishing this information to the US Securities and Exchange Commission.

Please contact me at 011 44 20 7659 0127, or my counsel, Robert Ripin of Lovells LLP, 590 Madison Avenue, New York, NY 10022, at 1 212 909 0616, if you have any questions.

Please acknowledge receipt of this amendment by signing or stamping the enclosed copy of this letter and returning it to Robert Ripin in the stamped, self-addressed envelope.

Very truly yours,

John Davidson
General Counsel and Company Secretary

PROCESSED
AUG 3 1 2007
THOMSON
FINANCIAL

By courier
Enclosures

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END